UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HARBORSIDE HEALTHCARE CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   411614-10 0
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                                 (CUSIP Number)

   Scott D. Spelfogel, Esq., 470 Atlantic Avenue, Boston, Massachusetts 02210,
                            Tel. No.: (617) 423-2233
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 15, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13D-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                         Page 2 of 7 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The George Krupp 1994 Family Trust
          04-677-3179

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      622,042
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          622,042

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          622,042

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          7.8%

14        Type of Reporting Person (See Instructions)

          OO

CUSIP No.  411614-10 0                                         Page 3 of 7 Pages
           -----------

         This Restated Statement on Schedule 13D (this "Schedule") sets forth the amended and restated text of a statement on Schedule 13D, dated June 14, 1996 (the "1996 Schedule 13D"), originally filed by the Reporting Party (as defined below) with the Securities and Exchange Commission (the "Commission").

Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.  Identity and Background.

         The names and addresses of the persons filing this Schedule are as follows:

1. The George Krupp 1994 Family Trust ("GKFT" or the "Reporting Party") is a Massachusetts trust that was established for the benefit of certain of George Krupp's immediate family members. The address of GKFT is c/o Lawrence I. Silverstein, Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210. The trustees of the trust are as follows:

         (a) Lawrence I. Silverstein, a United States citizen and an attorney at law, whose business address is Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210.

         (b) M. Gordon Ehrlich, a United States Citizen and an attorney at law, whose business address is Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210.

         (c) Paul Krupp, a United States citizen, whose principal occupation is in real estate, and whose business address is Eastern Property Associates, 85 Devonshire St., Suite 300, Boston, Massachusetts 02109.

         Neither the Reporting Party nor any individual mentioned above has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Prior to June 1996, the operations of the Company were conducted by various corporations and limited partnerships controlled by The Berkshire Companies Limited Partnership ("BCLP"), certain of its direct and indirect subsidiaries and affiliates, trusts for the benefit of the families of Douglas Krupp and George Krupp and certain individuals (collectively, the "Contributors"). On May 15, 1996, the Company entered into a reorganization agreement (the "Reorganization Agreement") with the Contributors (a copy of the Reorganization Agreement is included as an exhibit to the Company's Registration Statement on Form S-1 (no. 333-3096), dated as of June 11, 1996 and filed with the Commission (the "Registration Statement"), which is incorporated herein by reference).

         Pursuant to the Reorganization Agreement, the Contributors contributed their equity interests in such entities to the Company in exchange for, or received in connection with mergers of such entities with wholly-owned

CUSIP No.  411614-10 0                                         Page 4 of 7 Pages
           -----------

subsidiaries of the Company, 4,400,000 shares of Common Stock of the Company ("Common Stock"), par value $0.01 per share, immediately prior to the completion of the Company's initial public offering. The shares of Common Stock reported herein were received pursuant to the Reorganization Agreement.

Item 4.  Purpose of Transaction.

         The purpose of the transaction set forth in the Reorganization Agreement was to establish the Company as a holding company, whereby it was to conduct all of its business through its wholly-owned subsidiary corporations and limited partnerships.

         On April 15, 1998, the Company and HH Acquisition Corp., a Delaware corporation ("MergerCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") that provides, among other things, for the merger of MergerCo with and into the Company (the "Merger"). Pursuant to the Merger Agreement (a copy of which is included as an exhibit hereto and incorporated herein by reference), each share of Common Stock (subject to certain exceptions and limitations described in the Merger Agreement) will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share of Common Stock that, upon consummation of the Merger, will be denominated as the Company's Class A Common Stock.

         The Merger Agreement contemplates, among other things, that, as of the effective time of the Merger, the composition of the Board of Directors of the Company will change, the capitalization of the Company will change, the Company's charter and by-laws will change, and the Common Stock may be delisted. In addition, upon consummation of the Merger, the Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         On April 15, 1998, MergerCo, GKFT and, among others, entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which GKFT agreed, among other things, (i) to vote its shares of Common Stock in favor of the Merger and the adoption of the Merger Agreement, (ii) to elect to retain, under certain circumstances, a specified number of shares of Common Stock in connection with the Merger and (iii) to grant MergerCo an option to purchase its shares of Common Stock at a price per share equal to $25.00, upon the terms and subject to the conditions set forth in the Stockholder Agreement. The Stockholder Agreement (a copy of which is included as an exhibit hereto and incorporated herein by reference) provides additional restrictions on the stockholder rights of GKFT, including, but not limited to, it not being permitted to dispose of, or enter into any contract, option (other than the option granted to MergerCo pursuant to the Stockholder Agreement) or any other arrangement or understanding with respect to or consent to the disposition of, any or all of its Common Stock or any interest therein.

         Except for the Merger Agreement and the Stockholder Agreement, the Reporting Party has no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No.  411614-10 0                                         Page 5 of 7 Pages
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         4.       Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the issuer;

         6. Any other material change in the issuer's business or corporate structure;

         7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10.      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Party's knowledge, the aggregate number of shares of Common Stock outstanding as of March 31, 1998 is 8,010,664.

         As of the close of business on the date hereof:

Name of Reporting Party:

         GKFT

         (a)      Aggregate Number of Securities Owned                622,042

                  Percentage                                              7.8%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   622,042

                  2.       Shared power to vote or to direct
                           the vote                                        --

                  3.       Sole power to dispose or to direct
                           the disposition                            622,042

                  4.       Shared power to dispose of or to
                           direct the disposition                          --

CUSIP No.  411614-10 0                                         Page 6 of 7 Pages
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         Simultaneously with the filing hereof, a separate Schedule 13D is being filed on behalf of The Douglas Krupp 1994 Family Trust ("DKFT"). The trustees of and the number of shares held by DKFT are identical to those of GKFT.

         A separate filing for each of DKFT and GKFT is being made as the securities held by DKFT and GKFT are not the "same securities" for purposes of a joint filing pursuant to Rule 13d-1(f)(1) of the Act. In addition, a separate
Schedule 13D is being filed simultaneously herewith on behalf of BCLP and certain other persons including Douglas Krupp and George Krupp. By virtue of the terms of DKFT and GKFT, each of Douglas Krupp and George Krupp may be deemed to beneficially own the securities held by DKFT and GKFT, respectively, by reason of their power to substitute trust property. Each of Douglas Krupp and George Krupp have disclaimed beneficial ownership of the shares of Common Stock held by DKFT and GKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by Douglas Krupp and George Krupp, respectively. Each of the trustees of GKFT disclaims beneficial ownership of any such shares that are or may be deemed to be beneficially owned by George Krupp, Douglas Krupp or DKFT.

         (c) Except as set forth above, the Reporting Party has not effected any transaction in shares of such Common Stock during the preceding 60 days.

         (d) Except as set forth above, to the best knowledge of the Reporting Party, no person other than the Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Reorganization Agreement, the Merger Agreement and Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1.   Power of Attorney (previously filed with the 1996 Schedule
                      13D) is herein incorporated by reference

         Exhibit 2. Reorganization Agreement (previously filed with the Company's Registration Statement on Form S-1, No. 333-3096) is herein incorporated by reference

         Exhibit 3. Merger Agreement filed as Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-51633) is herein incorporated by reference

         Exhibit 4. Stockholder Agreement filed as Exhibit 2.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-51633) is herein incorporated by reference

CUSIP No.  411614-10 0                                         Page 7 of 7 Pages
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                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1998




THE GEORGE KRUPP 1994 FAMILY TRUST


                *
-----------------------------------
Lawrence I. Silverstein, as Trustee


                *
-----------------------------------
M. Gordon Ehrlich, as Trustee


                *
-----------------------------------
Paul Krupp, as Trustee



*By: /s/ Douglas Krupp
-----------------------------------
Name: Douglas Krupp
Attorney-in-fact